March 3, 2009

Mail Stop 4561

Mr. William F. Falger
President & Chief Executive Officer
CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, Pennsylvania 16830

Re: **CNB Financial Corporation**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Forms 10-Q for Fiscal Quarter Ended March 31, 2008,
June 30, 2008, and September 30, 2008
File Number: 000-13396

Dear Mr. Falger:

We have reviewed your response to our comment letter dated December 30, 2008 and have the following comments.

Form 10-Q, filed November 7, 2008

1. We note your response to comment two from our letter dated December 30, 2008. Specifically, we note that your response, which includes the tabular presentation included in Attachment 2, only represents $2.8M of the $8.6M unrealized losses included within your Corporate Notes & Bonds line item as of September 30, 2008. Please provide us with a detail of the securities, similar to that provided in Attachment 2 for your trust preferred securities, which comprise the remainder of the unrealized losses as of September 30, 2008, in addition to a detailed explanation addressing how you determined that an other-than-temporary impairment did not exist with any of these securities. In addition, please provide this information as of December 31, 2008.

2. We note your response to comment two from our letter dated December 30, 2008. We also note that during the fourth quarter of 2008, you concluded that an other-than-temporary impairment existed for your $2M investment in US Capital Funding VI structured trust preferred security at which time you recorded a $2M other-then-temporary impairment. Please tell us the following:

   - The date you purchased this security;
   - The specific subordination level and/or over-collateralization provisions of this investment, as applicable;
   - The amount and timeliness of interest payments and/or defaults, which you state was a reason that the other-than-temporary impairment was recorded;
   - Whether you prepared or obtained the quantitative cash flow analyses supporting that an other-than-temporary impairment did not exist;
   - What you consider to be an adverse change in the estimated cash flows. Since you concluded that an adverse change did not occur prior to the fourth quarter of 2008, please tell us the reasons for the significant unrealized loss position of this security as of June 30, 2008 ($1.2M or 60% of amortized cost) and September 30, 2008 ($1.7M or 85% of amortized cost) and why you didn't record an other than temporary impairment at those dates.

   Additionally, please provide us with your quantitative cash flow analysis as of September 30, 2008 taken into consideration the information requested above. In addition, please fully explain your methodology in addition to the inputs/assumptions used and how you determined the validity of those inputs/assumptions.

3. We also note your explanation included in Attachment 2, regarding the valuation of your $1.2M investment in MM Community Funding. Specifically, the valuation of this investment changed from an unrealized loss position of $805K as of September 30, 2008 to a minimal unrealized gain position as of December 31, 2008. You state that this was based upon your ability to gain greater visibility into the underlying collateral of the security, which necessitated modification of certain assumptions. Please explain in further detail the additional information you gathered relating to the collateral underlying this investment, how this resulted in the significantly different valuation between periods, and how you concluded that the current valuation is more representative of this investment. Please include your quantitative cash flow analysis, further explain your methodology, and explain the inputs/assumptions used and how you determined the validity of those inputs/assumptions.

4. As it relates to the remainder of your investments as provided in Attachment 2 (Alesco V, Alesco XII, Alesco XVII, and Preferred Term XVI), please tell us how you determined that an other-than-temporary impairment does not exist at either September 30, 2008 or December 31, 2008. We note that the unrealized loss position on these securities ranged from 32% - 51% as of September 30, 2008 to 57% - 77% as of December 31, 2008. Please provide a detailed analysis fully discussing how you determined an other-than-temporary impairment was not necessary based upon the significant unrealized loss position of these securities. In your response, please provide further quantitative and qualitative information supporting your accounting. Please include your quantitative cash flow analyses, further explain your methodology, and explain the inputs/assumptions used and how you determined the validity of those inputs/assumptions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant